UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For February 3, 2025

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or the “company”)

HARMONY DELIVERS ANOTHER STELLAR HALF YEAR OPERATIONAL PERFORMANCE ON THE BACK OF HIGHER UNDERGROUND RECOVERED GRADES AND OPERATIONAL EXCELLENCE
Harmony remains on track to meet the upper end of its full-year production guidance while all-in sustaining costs remain comfortably below guidance
Johannesburg, Monday, 3 February 2025.  Harmony Gold Mining Company Limited (“Harmony”) is pleased to announce that total gold production for the six months ended 31 December 2024 (“H1FY25”) was between 790 000 ounces (24 570kg) and 805 000 ounces (25 000kg). The South African underground recovered grades are expected to be higher than the guided 5.80g/t, driven mainly by an exceptional performance from Mponeng. All-in-sustaining costs (“AISC”) for H1FY25 will be between R960 000/kg to R985 000/kg.

The Company remains on track to exceed the full-year production guidance of between 1 400 000 to 1 500 000 ounces for FY25. We are confident that full-year AISC will remain within the guided range of between R1 020 000/kg and R1 100 000/kg for FY25. As previously communicated, this is a function of the planned lower production, inflationary increases, and higher sustaining capital. As guided, total production for H1FY25 in comparison to half-year production in financial year 2024 was down slightly, mainly due to the planned lower production from the South African underground optimised portfolio and Hidden Valley (which benefitted from the high-grade ‘Big-Red’ in the previous reporting period).

Our balance sheet has continued to strengthen, with a significant increase in our net cash position from what was reported on in November 2024. Harmony remains well positioned to fund our various approved capital projects.

All of our underground operations (except Target 1, which is still in a turnaround process after being recapitalised) generated meaningful positive operating free cash flows. The South African surface-source operations and Hidden Valley Mine in Papua New Guinea also performed well and contributed meaningfully towards the strong operating free cash flows in H1FY25.

Production-, cost- and grade guidance for the financial year 2025 remain unchanged.

“The first half of this financial year has been one that has yet again shown that consistently and sustainably delivering safe, profitable ounces and generating improved operating free cash flows remain core to what Harmony does. Striving for excellence in all we do will enable us to meet all of our strategic objectives”, said new chief executive officer (“CEO”), Beyers Nel.

Our CEO, Beyers Nel, will conduct a fireside chat on Tuesday, 4 February 2025, at 14:45 at the Investing in African Mining Indaba conference, which will take place at the Cape Town International Convention Centre from 3 to 6 February 2025.

The Company will publish its interim operating and financial results for the 2025 financial year on Tuesday, 4 March 2025, at 10:00 South African time. Please refer to the Harmony website for registration and further details: www.harmony.co.za.

The information contained in this guidance release has not been reviewed or reported on by the Company’s external auditors.

Ends.
For more details, contact:

Jared Coetzer
Head: Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
3 February 2025

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 3, 2025	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director